UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-7978

Black Hills Power, Inc

(Exact name of registrant as specified in its charter)

7001 Mount Rushmore Road
Rapid City, South Dakota 57702
Registrant’s telephone number (605) 721-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

First Mortgage Bonds, 7.23% Series AE Due 2032
First Mortgage Bonds, 6.125% Series AF due 2039
Common stock of $1.00 par value

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6 ☒
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:

First Mortgage Bonds, 7.23% Series AE Due 2032: One Holder
First Mortgage Bonds, 6.125% Series AF due 2039: One Holder
Common stock of $1.00 par value: One Holder

Pursuant to the requirements of the Securities Exchange Act of 1934 Black Hills Power, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2021	By:
Richard W. Kinzley, Senior Vice President and
Chief Financial Officer